

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

November 30, 2006
Our ref. No. PI 0100

The U.S. Securities and Exchange C
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi
Mail Stop 3-7
Washington, D.C. 20549


06018949

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subsidiary Nippon Care Supply Revises Full-year Earnings and Dividend Forecasts**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on November 30, 2006

Subsidiary Nippon Care Supply Revises Full-year Earnings and Dividend Forecasts

Mitsubishi Corporation (MC) today announced that consolidated subsidiary Nippon Care Supply Co., Ltd. has revised full-year earnings forecasts for the fiscal year ending January 31, 2007 (February 1, 2006 to January 31, 2007) announced with earnings on March 16. Nippon Care Supply also revised dividend forecasts announced with notice of a planned stock split on July 10.

These revisions will have only a negligible impact on MC's non-consolidated and consolidated earnings for the fiscal year ending March 31, 2007.

(Attachment)

•Nippon Care Supply Co., Ltd. press release

November 30, 2006

Name: Nippon Care Supply Co., Ltd.
Representative: Katsutoshi Watanabe
(Stock code: 2393; Stock listing: TSE Mothers Section)
Contact: Kenichi Ohnishi, Managing Director and Chief Director of Administration
Tel: +81-3-5251-3151

Nippon Care Supply Revises Full-year Earnings and Dividend Forecasts for Fiscal Year Ending January 31, 2007

Nippon Care Supply Co., Ltd. today announced that it has revised its full-year earnings forecasts for the fiscal year ending January 31, 2007 (February 1, 2006 to January 31, 2007), in light of recent business performance. These forecasts were initially announced with earnings on March 16. It has also revised dividend forecasts announced with notice of a planned stock split on July 10.

1. Revisions to Full-year Earnings Forecasts (Non-consolidated)
(1) Revisions to Full-year Earnings Forecasts

(Millions of Yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecasts: (A) (Announced March 16, 2006)	10,553	2,024	1,174
Revised Forecasts: (B)	10,553	2,720	1,530
Increase: (B – A)	—	696	356
Change: (%)	—	34.4	30.3
(Reference) Fiscal year ended January 31, 2006	11,969	3,192	1,850

(2) Reasons for Revisions

Nippon Care Supply has not revised its full-year forecast for net sales. However, the Company has substantially raised its previously announced forecasts for ordinary income and net income. This revision primarily reflects three factors: projected growth in sales of general products for elderly with high margins; a drive to carefully purchase and replace rental assets, taking into consideration the current transitional period fueled by sweeping reforms of Japan's long-term care insurance system; and ongoing efforts to more efficiently manage business operations.

2. Revisions to Dividend Forecasts

(1) Revisions to Dividend Forecasts

(Yen)

	Annual Dividend per Share		
	Interim	Year-end	
Previous Forecasts (Announced on July 10, 2006)	—	2,000	2,000
Revised Forecasts	—	2,600	2,600
(Reference) Previous Results	—	6,200	6,200

Note: The previous forecasts were announced on July 10, 2006 with plans to conduct a 2-for-1 stock split on August 1. The projected year-end dividend per share was reduced from ¥4,000 as announced on March 16 to ¥2,000 to reflect this stock split.

(2) Reasons for Revisions

Nippon Care Supply has a basic policy of paying dividends commensurate with business results. It plans to pay a year-end dividend for the fiscal year ending January 31, 2007 in line with its targeted dividend payout ratio of around 30%.

Based on this policy, Nippon Care Supply plans to raise its previously announced forecast for the year-end dividend per share by ¥600 to ¥2,600, in line with the aforementioned revisions to its full-year earnings forecasts.

*The above forecasts reflect the Company's judgments and assumptions based on information available at the time of release. Actual results could differ materially from these forecasts due to a range of underlying risks and uncertainties, including, but not limited to, future trends in domestic and overseas economic conditions, and changes in the circumstances of the Company's business operations.